

August 27, 2013

Via E-mail
James S. Sawyer
Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

> **Re:** **Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-11037**

Dear Mr. Sawyer:

We have reviewed your response letter dated August 16, 2013, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 19

1. We note your response to comment 6 in our letter dated August 8, 2013. We appreciate that you have made efforts to provide investors with an understanding of the material causes behind the factors impacting sales. However, your discussion and analysis as it relates to operating profit for each of your segments could be improved. For example, continuing with your use of the North America segment, you state the increase is driven by higher pricing and volumes without any further analysis. For volume, we note there was a shift in product mix from your discussion and analysis of sales. However, you do not explain how this shift in product mix impacted operating profit and operating margin. For example, do the sales to the energy, manufacturing and metals end-markets generally earn higher profit margins than the electronics and chemical end-markets? We further reviewed your fiscal year 2012 earnings call transcript in which you provide analysts with additional analysis of the material

factors impacting your operating results that are not carried forward to MD&A in your periodic reports. Examples include the following:

- Budget anxiety and deferral of capital spending resulting from poor business confidence was strongly evident in Europe, South America and the U.S. Demand for packaged gases, primarily from the metal fabrication and machinery industries, slowed markedly in December as customers took extended holiday shutdowns in the U.S., Canada and Mexico, Europe and particularly South America.

- Our on-site and merchant customers maintained solid demand through the year end as production from efficient steel mills, chemical plants and refinery runs continued strong. Moreover, we're clearly seeing a strong rebound in China now that the new Communist Party has taken hold and some delays in decision making that we have seen in 2012 have ended.

- During 2012, for the fourth year in a row, we achieved more than 6% savings in our cost stack through productivity. This amount was higher than our ongoing targeted 5% per year as the Praxair businesses accelerated initiatives during the year in production, procurement and distribution. Approximately 25% of our savings came from sustainable productivity initiatives, with the largest being energy efficiency improvement in our plant.

This level of analysis was not provided in your MD&A but appears to provide material information that would be useful for investors. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief